May 11, 2016

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549

RE:	Sirius XM Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 4, 2014 File No. 001-34295
Dear Mr. Spirgel:
We are writing to respond to your comment set forth in your comment letter, dated May 4, 2016, relating to the Annual Report on Form 10-K for the year ended December 31, 2015 and Definitive Proxy Statement on Schedule 14A of Sirius XM Holdings Inc. (“we,” “our,” or the “Company”) filed with the SEC on February 2, 2016 and April 8, 2016, respectively. As we noted in a phone call with the Staff, the above heading incorrectly notes the period under review as December 31, 2013, instead of December 31, 2015. To assist your review, we have retyped the text of the Staff’s comments in italics below.

2015 Compensation Snapshot: Compensation of Our Chief Executive Officer, page 35

1.
You state on page 43 of Schedule 14A that James E. Meyer, under his new employment agreement, is “entitled to participate in any bonus plans generally offered to our executive officers, with an annual target bonus opportunity of 250% of his annual base salary. In future filings, please describe the specific circumstances underlying the Board’s decision to pay cash bonuses significantly higher than targeted amounts.

Response:

In future filings, we will describe the specific circumstances underlying the Board’s decision to pay cash bonuses significantly higher than targeted amounts within our Definitive Proxy Statement on Schedule 14A.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission	2	May 11, 2016

*	*	*

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,

/s/ David J. Frear

David J. Frear
Senior Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Joseph M. Kempf, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant
Gregory Dundas, Attorney-Advisor